March 24, 2006
Mail Stop 7010

Kelly Tacke
Vice President - Finance, Chief Financial Officer and Secretary
Palm Harbor Homes, Inc.
15303 Dallas Parkway, Suite 800
Addison, Texas 75001

Re:	Palm Harbor Homes, Inc.
	Form 10-K for Fiscal Year Ended March 25, 2005
Forms 10-Q for the Fiscal Quarters Ended June 24, 2005, September
23,
2005 and December 30, 2005
File No. 0-24268

Dear Ms. Tacke:

      We have reviewed the financial statements and related disclosures in the above referenced filings. We have the following comments which should be addressed in your future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 25, 2005

Consumer Financing, p. 4

1.	We note the significant growth in consumer loans receivable
on
your Balance Sheet. This amount comprises 25% of total assets at December 30, 2005. We also note that your compliance with the warehouse borrowing facility debt covenants is based in part on loan delinquency ratios. Given the materiality of your lending operations, detailed disclosures about your loan portfolio are required in future filings pursuant to the guidance in SAB 11:K. These disclosures, outlined in Section III.B and C of Industry Guide 3, include the following:

Kelly Tacke, CFO
March 24, 2006
Page 2 of 3



* As of the end of the last fiscal year, present the amount of loans which are a) due in one year or less, b) due after one year through five years and c) due after five years;
* Present the total amount of all loans due after one year which
a)
have predetermined interest rates and b) have floating or adjustable interest rates.
* State separately the aggregate amount of loans that are a) accounted for on an nonaccrual basis, b) accruing loans which are contractually past due 90 days or more as to principal or interest payments and c) loans not included above which are troubled debt restructurings as defined by SFAS 15.
* Describe the nature and extent of any loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.
* Describe any concentration of loans exceeding 10% of total loans which are not described above. For example, loan concentrations are considered to exist when there are amounts loaned to a multiple number of borrowers located in specific geographic areas which cause them to be similarly impacted by economic or other conditions in that area.

Liquidity, p. 16

2.	We note that you were not in compliance with one of your
covenants and obtained a waiver of default from the institution. We further note the representation in your April 28, 2004 response letter regarding the related disclosure issue. As previously requested, please disclose in future filings the covenant levels required under significant debt covenants and identify the specific covenant for which noncompliance was waived. Given the significance of these debt agreements to the company`s liquidity, and given the potential adverse impact if the debt repayment was accelerated, this disclosure is necessary for an investor to assess the company`s ability to remain compliant. See Item 303(a)(1) of Regulation S-K.

Contractual Obligations and Commitments, page 18

3.	In future filings, please include the interest commitments on your interest-bearing debt in your contractual obligation table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table.
Refer to footnote 46 to Release 33-8350 "Interpretation:
Commission
Guidance Regarding Management`s Discussion and Analysis of
Financial
Condition and Results of Operations."

Kelly Tacke, CFO
March 24, 2006
Page 2 of 3



Form 10-Q for the quarter ended December 30. 2005

6.  Debt Obligations, page 5

4.	In future filings, please clarify the securitized financing
critical accounting policy disclosure to state the GAAP basis for treating these transactions as financings instead of as sales.

Item 4. Controls and Procedures, page 22

5.	You disclose that your disclosure controls and procedures
"are
adequately designed" at December 30, 2005.  It does not appear that
your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise the disclosure in future filings to clearly state the conclusion about the effectiveness of disclosure controls and procedures. See Item 307 of Regulation S-K.

       Please provide these disclosures in future filings or advise us within 10 business days if you disagree with any of our comments.
Please submit all correspondence on EDGAR as required by Rule 101 of
Regulation S-T. Please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Melissa Rocha at (202) 551-3854, Al Pavot at
(202) 551-3738 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,




Nili N. Shah
Branch Chief
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
         DIVISION OF
CORPORATION FINANCE